Filed Pursuant to Rule 424(b)(3)

Registration No. 333-256598

STRATEGIC STORAGE TRUST VI, INC.

SUPPLEMENT NO. 5 DATED JUNE 1, 2022

TO THE PROSPECTUS DATED MARCH 17, 2022

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust VI, Inc. dated March 17, 2022, Supplement No. 1 dated April 7, 2022, Supplement No. 2 dated April 13, 2022, Supplement No. 3 dated May 3, 2022, and Supplement No. 4 dated May 20, 2022. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•
the status of our offerings; and
•
an update regarding our debt.

Our Offering

Pursuant to our private offering, which terminated on March 17, 2022, we sold approximately $100.7 million in Class P shares, or approximately 10.6 million Class P shares. On March 17, 2022, our public offering was declared effective. As of May 27, 2022, we had sold approximately 0.2 million Class A shares, 0.1 million Class T shares, and 0.1 million Class W shares for gross offering proceeds of approximately $2.9 million in our public offering. As of May 27, 2022, approximately $1.1 billion in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Update Regarding our Debt

Huntington Credit Facility

On November 30, 2021, we, through three special purpose entities (collectively, the “Borrower”) wholly owned by our operating partnership, entered into a credit agreement (the “Credit Agreement”) with Huntington National Bank (“Huntington”), as administrative agent and sole lead arranger. Under the terms of the Credit Agreement, the Borrower had an initial maximum borrowing capacity of $50 million (the “Huntington Credit Facility”). On May 17, 2022, we entered into an amendment and joinder to the Credit Agreement to increase the maximum borrowing capacity to a total of $100 million.

On May 26, 2022, we, through three special purpose entities, entered into a joinder to the Credit Agreement to add three additional properties to the Huntington Credit Facility and drew approximately $30.6 million of capacity. The proceeds were used to repay the Huntington Bridge Loan in its entirety. The total amount outstanding under the Huntington Credit Facility is approximately $95.1 million.

Huntington Bridge Loan

On April 26, 2022, we, through three special purpose entities wholly owned by our operating partnership, entered into a bridge loan with Huntington in an amount equal to approximately $30.6 million (the “Huntington Bridge Loan”). The Huntington Bridge Loan was secured by a first mortgage or deed of trust on three of our properties. The Huntington Bridge Loan had a maturity date of July 25, 2022, and payments due under the

Huntington Bridge Loan were interest-only. The amounts outstanding under the Huntington Bridge Loan bore a floating rate equal to Secured Overnight Financing Rate plus 2.61%, adjusted monthly, with a floor of 3.25%. On May 26, 2022, we paid the full balance of the Huntington Bridge Loan using proceeds from a draw on the Huntington Credit Facility and the Huntington Bridge Loan was terminated.